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               FY2006 First Quarter Consolidated Financial Results
                      (April 1, 2005 through June 30, 2005)
   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America) English translation from the original Japanese-language document

                                                                  August 3, 2005

Company name                                      : Toyota Motor Corporation
Stock Exchanges on which the shares are listed    : Tokyo, Nagoya, Osaka, Fukuoka and Sapporo
                                                    Stock Exchanges in Japan
Code number                                       : 7203
Location of the head office                       : Aichi Prefecture
URL                                               : http://www.toyota.co.jp
Representative                                    : Katsuaki Watanabe, President
Contact person                                    : Masaki Nakatsugawa, General Manager, Accounting Division
                                                    Tel. (0565) 28-2121
Whether or not to be prepared in accordance with  : Yes
accounting principles generally accepted in the
United States of America

Results of FY2006 first quarter (April 1, 2005 through June 30, 2005)

                                                                            (Amounts are rounded to the nearest million yen)
(1) Consolidated financial results
------------------------- ------------------------------- ------------------------------ -----------------------------------
                                                                                            Income before income taxes,
                                   Net revenues                 Operating income          minority interest and equity in
                                                                                          earnings of affiliated companies
------------------------- ------------------------------- ------------------------------ -----------------------------------
                            Million yen               %     Million yen              %        Million yen                 %
FY2006 first quarter          4,981,785          [10.5]         405,128         [-9.7]            421,860           [-10.3]
FY2005 first quarter          4,510,316          [10.2]         448,620         [31.6]            470,429            [26.7]
------------------------- --------------- --------------- --------------- -------------- ------------------ ----------------
FY2005                       18,551,526                       1,672,187                         1,754,637
------------------------- --------------- --------------- --------------- -------------- ------------------ ----------------

------------------------- ------------------------------- ------------------------------ -----------------------------------
                                                              Net income per share                Net income per share
                                    Net income                       - Basic                           - Diluted
------------------------- ------------------------------- ------------------------------ -----------------------------------
                            Million yen               %                            Yen                                  Yen
FY2006 first quarter            266,899          [-6.9]                          81.80                                81.79
FY2005 first quarter            286,617          [28.8]                          86.24                                86.22
------------------------- --------------- --------------- ------------------------------ -----------------------------------
FY2005                        1,171,260                                         355.35                               355.28
------------------------- --------------- --------------- ------------------------------ -----------------------------------

Note : Regarding net revenues, operating income, income before income taxes, minority interest and equity in earnings of affiliated companies and net income, the figures in parentheses show percentage of changes from the corresponding period of the preceding year.

(2) Consolidated financial position
------------------------- --------------------- ------------------------ ------------------------ --------------------------
                                                                                Ratio of             Shareholders' equity
                               Total assets       Shareholders' equity     shareholders' equity            per share
------------------------- --------------------- ------------------------ ------------------------ --------------------------
                                  Million yen              Million yen                        %                        Yen
FY2006 first quarter               25,103,627                9,167,600                     36.5                   2,818.97
FY2005                             24,335,011                9,044,950                     37.2                   2,767.67
------------------------- --------------------- ------------------------ ------------------------ --------------------------